UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         Sykes Enterprises, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   871237-10-3
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]             Rule 13d-1(b)

              [_]             Rule 13d-1(c)

              [X]             Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages

------------------------------------------------------
CUSIP No. 871237-10-3
------------------------------------------------------


================================================================================
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John H. Sykes
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
        NUMBER OF                     15,201,562 shares
          SHARES             ---------------------------------------------------
       BENEFICIALLY            6      SHARED VOTING POWER
         OWNED BY                     0 shares
           EACH              ---------------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON                      15,201,562 shares
           WITH              ---------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0 Shares
--------------------------------------------------------------------------------
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,201,562 shares
--------------------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                                            [_]

            Not applicable
--------------------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.8%
--------------------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages

------------------------------------------------------
CUSIP No. 871237-10-3
------------------------------------------------------

           Item 1(a).       Name of Issuer:
           ---------        --------------

                            Sykes Enterprises, Incorporated

           Item 1(b).       Address of Issuer's Principal Executive Offices:
           ---------        -----------------------------------------------

                            400 North Ashley Drive, Suite 2800
                            Tampa, Florida 33602

           Item 2(a).       Name of Person Filing:
           ---------        ---------------------

                            John H. Sykes

           Item 2(b).       Address of Principal Business Office or, if none,
           ---------        -------------------------------------------------
                            Residence:
                            ---------

                            400 North Ashley Drive, Suite 2800
                            Tampa, Florida 33602

           Item 2(c).       Citizenship:
           ---------        -----------

                            United States of America

           Item 2(d).       Title of Class of Securities:
           ---------        ----------------------------

                            Voting Common Stock, $.001 par value

           Item 2(e).       CUSIP Number:
           ---------        ------------

                            871237-10-3

           Item 3.          If this statement is filed pursuant to Rules
           ------           --------------------------------------------
                            13d-1(b), or 13d-2(b) or (c), check whether the
                            -----------------------------------------------
                            person filing is a:
                            ------------------

                            Not applicable

           Item 4.          Ownership
           ------           ---------

                            (a)    Amount Beneficially Owned:  15,201,562 shares

                            (b)    Percent of Class:  34.8%


                                Page 3 of 5 Pages

------------------------------------------------------
CUSIP No. 871237-10-3
------------------------------------------------------

                            (c)    Number of shares as to which such person has:

                                   (i)    sole power to vote or to direct the
                                          vote:

                                          15,201,562 shares

                                   (ii)   shared power to vote or to direct the
                                          vote:

                                          0 shares

                                   (iii) sole power to dispose or to direct the disposition of:

                                          15,201,562 shares

                                   (iv)   shared power to dispose or to direct
                                          the disposition of:

                                          0 shares

                            John H. Sykes is the beneficial owner of 15,201,562 (includes options to purchase 1,250,000 shares pursuant to the 2001 Equity Incentive Plan which are currently exercisable) shares of the common stock of Sykes Enteprises, Incorporated. Of such shares, 13,951,562 shares are owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina Limited Partnership ("Jopar"). Mr. Sykes is the sole limited partner of Jopar and owns all the outstanding capital stock of Jopar's sole general partner, Jopar Investments, Inc., a North Carolina corporation.

           Item 5.          Ownership of Five Percent or Less of a Class.
           ------           --------------------------------------------

                            Not applicable

           Item 6.          Ownership of More than Five Percent on Behalf of
           ------           ------------------------------------------------
                            Another Person.
                            --------------

                            Not applicable

           Item 7.          Identification and Classification of the Subsidiary
           ------           ---------------------------------------------------
                            Which Acquired the Security Being Reported on By the
                            ----------------------------------------------------
                            Parent Holding Company.
                            ----------------------

                            Not applicable

           Item 8.          Identification and Classification of Members of the
           ------           ---------------------------------------------------
                            Group.
                            -----

                            Not applicable

           Item 9.          Notice of Dissolution of Group.
           ------           ------------------------------

                            Not applicable

           Item 10.         Certification.
           -------          -------------

                            Not applicable

                                Page 4 of 5 Pages

------------------------------------------------------
CUSIP No. 871237-10-3
------------------------------------------------------


                                    SIGNATURE


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 2004


/s/ Martin A. Traber
----------------------------------
Martin A. Traber, attorney-in-fact
For John H. Sykes











                                Page 5 of 5 Pages